March 25, 2020

Martyn Wade
Chief Executive Officer
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

       Re: Grindrod Shipping Holdings Ltd.
           Form 20-F for the Fiscal Year ended December 31, 2018
           Filed April 16, 2019
           File No. 001-38440

Dear Mr. Wade:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation